

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Kos Ramirez Maximiliano
Chief Executive Officer
MARKY CORP.
San Sebastian 309, Martinica León,
Guanajuato, Mexico

> **Re: MARKY CORP.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 7, 2023**
> **File No. 333-271350**

Dear Kos Ramirez Maximiliano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to the Registration Statement on Form S-1

Basis of Presentation, page F-5

1. In the Notes to the Financial Statements as of April 30, 2023, please revise your discussion on the basis of presentation for your interim financial statements. We refer you to Instruction 2 to Rule 8-03 of Regulation S-X.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology